

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

January 25, 2010

Ms. Lisa A. Corbitt
Chief Financial Officer
Trans Energy, Inc.
P.O. Box 393 – 210 Second Street
St. Marys, West Virginia 26170

      Re: **Trans Energy, Inc.**
                  Form 10-K for the Fiscal Year Ended December 31, 2008
                  Filed April 16, 2009
                  Form 10-Q for the Fiscal Quarter Ended March 31, 2009
                  Filed May 19, 2009
                  File No. 0-23530

Dear Ms. Corbitt:

        We issued comments to you on the above captioned filings on August 12, 2009. As of the date of this letter, the engineering comments remain outstanding and unresolved. We expect you to contact us by February 8, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

        If you do not respond to the outstanding comments or contact us by February 8, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Jennifer O'Brien at 202-551-3721 or Mark C. Shannon, Branch Chief, at 202-551-3299 if you have any questions.

Sincerely,

H. Roger Schwall
Assistant Director